FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Directors' Remuneration Report

Annual Statement from the Group Remuneration Committee Chairman

Dear Shareholder,

I am very pleased to present the Remuneration Report for the year ended 31 December 2013. In this report we provide details of the HSBC remuneration policy, what we paid our Directors in respect of the year 2013, and why.

I believe the Directors' Remuneration Report should be transparent, and include a link between the performance of our executives and their pay. I hope, therefore, that this report will give you a greater understanding of this link. This report has been prepared in compliance with Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013, as well as the Companies Act 2006 and other related regulations.

Building on the enhancements we made last year in anticipation of the new regulations, this report is divided into three sections: my letter to you as Chairman of the Group Remuneration Committee (the 'Committee'); our proposed remuneration policy; and an annual report on what we paid our Directors for the year ended 31 December 2013. Additional remuneration-related disclosures are provided in the appendix to this report.

Industry changes and key challenges

The main drivers of change in remuneration policy and practice within the financial services industry are the new regulations under CRD IV and the additional regulatory technical standards released under the requirements of CRD IV by the European Banking Authority ('EBA'). Specifically, the changes in the rules on remuneration and the application of a cap on variable pay that can be paid to any 'material risk taker' (being employees who have been identified as having a material impact on the institution's risk profile) in EU headquartered banks, presents significant challenges for the HSBC Group.

As a worldwide business, a significant number of our material risk takers are based outside the EU. In these key markets, most of our international peers and domestic competitors do not have to comply with similar restrictions. This situation has necessitated a review of our remuneration policy, especially the balance between fixed and variable pay, to ensure that HSBC can remain competitive on a total compensation basis for our key talent.

Under the variable pay cap introduced by CRD IV, variable pay awards are restricted to 100% of fixed pay for a material risk taker but this can be increased to 200% of fixed pay with shareholders' approval.

Following a review of the key factors of our remuneration policy and bearing in mind the interests of our shareholders, the Committee believes it is necessary to increase the variable pay cap to 200% of fixed pay for material risk takers, who include all the executive Directors. This will be put to shareholders for approval at the Annual General Meeting on 23 May 2014. The requested increase in the cap would give us the ability to minimise the increase in fixed remuneration costs and so help to maintain greater flexibility on total pay. It will also enable us to retain a larger quantum of variable pay that would be subject to malus than would be the case if the Committee were not to take advantage of this provision. We believe that it is vital to maintain the link of variable pay to the achievement of the business objectives of the Company, and it is also necessary to ensure our total compensation package for material risk takers remains competitive. As a result, a rebalancing from variable pay to fixed pay to the extent necessary to achieve this objective is warranted.

We have discussed with a representative group of our major shareholders the proposed changes to our remuneration policy to deal with this rebalancing. Overall, our shareholders have been broadly supportive of the proposed changes and recognise the importance of ensuring that we can retain our key talent not just in the EU, but also in Asia, Latin America and North America where the majority of our material risk takers reside. These changes are detailed in the section on remuneration policy.

One further change relates to the proposed arrangements for the Group Chairman. Upon his appointment in 2010, it was agreed that he would not be eligible for any annual incentive. This remains appropriate. Our current remuneration policy provides that the Group Chairman is not expected to be granted awards under the Group Performance Share Plan ('GPSP') other than in exceptional circumstances. To date, the Committee has not made any such awards to him. In framing the proposed remuneration policy, the Committee is required to clarify and more clearly define the circumstances in which an award could be made. Under the current policy, the theoretical maximum award for the Group Chairman would have been the same as for other executive directors, namely 200% of fixed pay. The Committee determined this should be restricted to 100% of fixed pay. Additionally, the Committee determined that given the exceptional circumstances over the medium term of intense regulatory change, an increased focus on changing conduct and behaviour and the implementation of enhanced banking standards, it would be appropriate for the Group Chairman to be eligible to receive an award under the GPSP, given his executive role in leading the Group's interactions on regulatory policy and providing leadership and tone to drive an improvement in the Group's compliance, conduct and behaviour. Any GPSP award to the Group Chairman will be determined by reference to non-financial and qualitative measures and will in all other material respects be made on the same basis as GPSP awards to other executive directors. All other components of the Group Chairman's remuneration arrangements are unaffected and he will not be eligible for the fixed pay allowance outlined above. Further details are set out in this report.

We are not proposing any other material changes to our remuneration policy. The votes in favour of our Directors' Remuneration Report at recent Annual General Meetings show that this policy has been well supported by our shareholders in the past.

The Committee is aware that the UK government has lodged a legal challenge to the variable pay cap in CRD IV with the European Court of Justice ('ECJ'). If the legal challenge is successful, depending on the detail of the ECJ's ruling and the extent and timing of any consequential challenges to CRD IV, a revised remuneration policy may need to be submitted to shareholders for approval.

The Committee continues to ensure that its malus policy and procedures are sufficiently robust to handle any potential redress and has sought advice from external legal counsel in shaping this policy.

Remuneration strategy

The quality and long-term commitment of all of our employees is fundamental to our success. We therefore aim to attract, retain and motivate the very best people who are committed to maintaining a long-term career with the Group, and who will perform their role in the long-term interests of shareholders.

HSBC's reward package comprises four key elements:

1. fixed pay;
2. benefits;
3. annual incentive; and
4. the Group Performance Share Plan

These elements support the achievement of our objectives through balancing reward for both short-term and long-term sustainable performance. Our strategy is designed to reward only success, and to align employees' remuneration with our risk framework and risk outcomes. For our most senior employees, the greater part of their reward is deferred and thereby subject to malus, that is, it can be cancelled if warranted by events.

In order to ensure alignment between what we pay our people and our business strategy, we assess individual performance against annual and long-term financial and non-financial objectives summarised in performance scorecards. This assessment also takes into account adherence to the HSBC Values of being 'open, connected and dependable' and acting with 'courageous integrity'. Altogether, performance is therefore judged not only on what is achieved over the short and long-term but also importantly on how it is achieved, as the Committee believes the latter contributes to the long-term sustainability of the business.

Overall performance summary of 2013

During 2013, management continued to reshape the Group and improve returns. The Group announced 20 additional disposals or closures, exiting non-strategic markets and selling businesses and non-core investments. The Group also recorded an additional US$1.5bn in sustainable cost savings, which takes the total annualised savings to US$4.9bn. This surpasses the cumulative target of US$2.5bn to US$3.5bn on sustainable savings since 2011. Management's continued focus on positioning the business for growth delivered increased underlying revenue in our home markets of the UK and Hong Kong.

The following summarises the Group's 2013 financial performance highlighting the features which were most influential in the Committee's assessment of management's performance:

• profit before tax rose on both a reported and underlying basis compared with 2013;

•      underlying revenue grew by 3%, notwithstanding the continuing run-off of our US CML portfolio and the repositioning of our client base in GPB. Revenue increased in CMB reflecting balance sheet growth and improved collaboration with other global businesses. In GB&M, revenue was higher in part reflecting our concentration on customer-facing businesses;

•      Loan impairment charges and other credit risk provisions ('LICs') reduced significantly, notably in North America, Europe, and in the Middle East and North Africa. In North America, which drove the majority of the decrease, the reduction was due in part to improvements in housing market conditions, actions taken to accelerate the continued run-off of the portfolio, and lower levels of newly impaired loans and delinquencies in the CML portfolio. In Hong Kong and Rest of Asia-Pacific, LICs remained at low levels. By contrast, LICs rose in Latin America, particularly in Mexico, due to specific impairments in CMB relating to homebuilders reflecting a change in public housing policy and higher collective impairments in RBWM. In Brazil, although credit quality improved as changes to credit strategies in prior periods took effect, higher charges were required for restructured loan account portfolios in RBWM and CMB, and higher specific impairments in CMB;

•      the cost efficiency ratio decreased from 62.8% in 2012 to 59.6% in 2013. There was a reduction in legal and regulatory settlement costs, notably in the United States, together with lower customer redress charges and restructuring and related costs. The Group continued to invest in strategic initiatives, risk management and compliance resources. Additional sustainable cost savings were generated to partially offset higher operational costs and general inflation;

• we maintained a strong balance sheet, with a ratio of customer advances to customer accounts of 72.9%;

•      the return on average ordinary shareholders' equity was 9.2%, up from 8.4% in 2012, primarily reflecting lower adverse movements in the fair value of our own debt attributable to credit spreads and lower operating expenses;

• dividends in respect of 2013 were increased from US$0.45 per ordinary share in 2012 to US$0.49 per ordinary share; and

•      our core tier 1 capital increased to 13.6%, up from 12.3% in 2012 and our estimated CRD IV end point basis common equity tier 1 ratio increased to 10.9%, up from 9.5% in 2012, driven by a combination of capital generation and a reduction in risk-weighted assets from management actions.

Major decisions and changes to Directors' remuneration in 2013

There were no major changes to Directors' remuneration for 2013. Marc Moses was appointed an executive Director with effect from 1 January 2014, reflecting the criticality of the Risk function to HSBC, his leadership of that function and his personal contribution to the Group. His remuneration has therefore been brought in line with the executive Directors' remuneration policy.

Exercise of discretion

The Committee exercised its discretion to reduce the annual incentive and GPSP award for the Group CEO from that which a formulaic application of his scorecard would have generated. The details are contained on page 397.

Discretion was also applied to reduce variable pay proposed for 2013 for other Group employees by US$22m, including members of senior management, consistent with the approach for the Group CEO. Further, the Committee used its discretion to postpone communication and payment of 2013 variable pay awards and postpone the vesting of unvested deferred awards granted to certain individuals in prior years pending completion of internal reviews of certain Group-wide notable events. The Committee has the authority to reduce or cancel such awards and may use this authority based on the outcome of the on-going reviews.

As previously disclosed in the Directors Remuneration Report in the Annual Report and Accounts 2012, the Committee used its discretion to apply malus provisions to cancel part of the unvested deferred awards granted to certain individuals, in respect of the US regulatory and law enforcement fines and penalties.

Summary of awards

The Group variable pay pool for 2013 was established by reference to the Group's underlying profit before tax, after excluding movements in the fair value of own debt attributable to credit spread and the gains and losses from disposals. For the sake of clarity, the impact of fines, penalties and other items of redress is included in the profit measure used to calibrate the variable pay pool. The table below summarises the variable pay pool outcome for 2013. For details see page 393.

	Group
	2013	2012
	US$m	US$m
Variable pay pool
- total ...................................	3,920	3,689
- as a percentage of pre-tax profit (pre-variable pay) calculated as described above .................................	15%	17%
- percentage of pool deferred	18%	17%

The following table summarises awards made to executive Directors for the relevant performance years. A breakdown of the awards and further details can be found within the 'single figure of remuneration' section on page 395.

	Total remuneration		Variable pay
	2013	2012	2013	2012
	£000	£000	£000	£000

Douglas Flint ....	2,427	2,424	-	-
Stuart Gulliver ..	8,033	7,532	5,500	4,950
Iain Mackay......	4,365	3,887	3,222	2,748

Sir Simon Robertson
Chairman of the Group Remuneration Committee
24 February 2014

Directors' remuneration policy

The following section sets out HSBC's remuneration policy for our executive and non-executive Directors which is subject to shareholder approval. Our policy is in accordance with the new CRD IV regulations subject to shareholders' approval which we will seek at the Annual General Meeting on 23 May 2014. If approved, the policy is intended to apply for three years to the conclusion of the Annual General Meeting in 2017. During the term of the policy, the Committee will have the authority and discretion to determine, where appropriate, the quantum of each element of remuneration up to the maximum opportunity set out in the table below. Information on how the policy will be implemented is given on page 386.

There are two main changes from our current remuneration policy:

• the introduction of a fixed pay allowance based on role and responsibility; and

• variable remuneration opportunity limited to a maximum of 200% of fixed pay.

Both of these changes are detailed in the policy table and the accompanying notes below.

Remuneration policy - executive Directors

Purpose and link to strategy	Operation	Maximum opportunity	Performance metrics
Fixed pay
Base salary
To attract and retain key talent by being market competitive and rewarding on-going contribution to role.
Base salary reflects the individual's role, experience and responsibility. Changes are reviewed and approved by the Committee within the context of local requirements and market competitiveness.
Base salaries are benchmarked on an annual basis against relevant comparator groups as set out on page 388.

The annual base salary for each executive Director is set out in the table on page 404.
Base salaries are set at an appropriate level within the range determined by the benchmark group, reflecting each Director's role, experience and responsibility.
Other than in exceptional circumstances, base salary increases for each of the current executive Directors will not increase by more than 15% of current base salary levels during the duration of this policy (for three years to the conclusion of the Annual General Meeting in 2017).
None
Fixed pay allowance1
To deliver fixed pay required to reflect the role, skills, and experience of the Directors and to maintain a competitive total remuneration package for the retention of key talent.
Fixed pay allowances are non-pensionable and will be granted in shares that vest immediately on a quarterly basis or in such other frequencies as the Committee deems appropriate.
These shares (net of shares sold to cover any income tax and social security) will be subject to a retention period. 20% of these shares will be released in March immediately following the end of the financial year in which the shares are granted. The remaining 80% will be subject to a retention period of at least 5 years. Dividends will be paid on the vested shares held during the retention period.

Fixed pay allowances are determined based on the role and responsibility of each individual.

Other than in exceptional circumstances, the expectation will be that the maximum fixed pay allowance for each executive Director will be the difference between (i) 50% of target total remuneration of the executive Director under this policy as shown in the 'Remuneration scenarios' chart on page 389 and (ii) the aggregate of the base salary and cash allowance in lieu of pension for that executive Director2.

No performance conditions are attached to the fixed pay allowance. However, to align the interest of the executives with the long-term interest of shareholders, the shares awarded will be subject to a retention period.

Pension
To attract and retain key talent by being market competitive.	Directors receive a cash allowance in lieu of pension entitlements.	The policy maximum will be 50% of base salary.	None

Remuneration policy - executive Directors (continued)

Purpose and link to strategy	Operation	Maximum opportunity	Performance metrics
Variable pay
Adhering to the HSBC Values is a prerequisite for any employee to be considered for any variable pay. The HSBC Values are key to the running of a sound, sustainable bank. Specifically, our most senior employees have a separate HSBC Values rating which directly influences their overall performance rating considered by the Committee following the financial year end and, accordingly, their variable pay.

Annual incentive1
To drive and reward performance against annual financial and non-financial measures and adherence to HSBC Values which are consistent with the medium to long-term strategy and align to shareholder interests.
Deferral structure provides retention value and the ability to apply malus.

Awards are delivered in the form of cash and shares. A minimum of 50% of awards will be made
in shares.
A minimum of 60% of the total award will be deferred and vest over a period of three years or such other period as determined by the Committee.
The share awards (net of shares sold to cover any income tax and social security) will be subject to a retention period upon vesting, for such period of time as determined by the Committee using its discretion and taking into account regulatory requirements.
In respect of deferred share awards, on the vesting of these awards, an amount (in cash or shares), equal to the dividends paid or payable between the grant date and the vesting of the award may be paid on the number of shares vested.
In respect of deferred cash awards, a notional return, determined by reference to the dividend yield on shares or such other rate as determined by the Committee for the period between grant and vest, may be paid on vesting in respect of the amount that vests.
Awards are made on a discretionary basis. The Committee can, in appropriate circumstances, apply malus to all or part of an unvested award. It may also determine to introduce and operate clawback, in appropriate circumstances and subject to compliance with applicable local laws and regulations, in respect of incentive awards (whether paid in cash or shares) that have vested and been paid out. See page 388 for more details on malus and clawback.
The rules of the HSBC Share Plan 2011 provide the Committee with the discretion to adjust the vesting period of share awards and/or the number of shares underlying an award on the occurrence of corporate events and other reorganisation events specified in the plan rules.

The maximum opportunity for variable pay awards is set at 200% of fixed pay2,3.
For the purpose of determining incentive awards, fixed pay consists of base salary, fixed pay allowance and cash allowance in lieu of pension. Other benefits are not included.
The maximum annual incentive award will be 1/3 of the maximum variable pay opportunity, resulting in a maximum annual incentive of 67% of fixed pay. Target award is 50% of the maximum annual incentive award.2
The Committee assesses performance against targets set for each performance measure and uses its judgement to determine the level of performance achieved for that measure. The overall payout level could be between 0% and 100% of the maximum amount discussed above.
The Committee can reduce (to zero if appropriate) the level of payout of awards as determined based on the outcome of the performance measures, if it considers that the level of payout so determined does not properly reflect the overall position and performance of the Company during the performance period.

Performance is measured against an annual scorecard, based on targets set for financial and non-financial measures. The scorecards vary by individual.
For Stuart Gulliver, the financial measures have a weighting of 60% and non-financial measures have a weighting of 40%.
For Iain Mackay and Marc Moses, the performance measures will be based on their respective functional objectives linked to our strategic priorities with a weighting of 90% and people-based objectives with a weighting of 10%.
Over the duration of the current remuneration policy, the Committee has the discretion to change the overall weighting of each category based on feedback from shareholders and regulators. In addition, the Committee has the discretion to vary the measures and their respective weightings within each category. The specific performance measures will be disclosed in the 'Annual report on remuneration' for the relevant year in question.
The Committee reserves the right to make adjustments to performance targets to reflect significant one-off items which occur during the measurement period (for example a major transaction). The Committee will make full and clear disclosure of any such adjustments within the 'Annual report on remuneration', subject to commercial confidentiality.

Purpose and link to strategy	Operation	Maximum opportunity	Performance metrics
Group Performance Share Plan ('GPSP')1
To incentivise sustainable long-term performance through the use of pre-grant performance measures and aligns with shareholder interests by requiring shares to be held for the duration of employment.
Five-year vesting period provides retention value and the ability to apply malus.

Award levels are determined by considering performance up to the end of the financial year against enduring performance measures set out in the long-term performance scorecard.
The award vests after a five year period. On vesting, the shares
(net of shares sold to cover any income tax and social security) must be retained for the duration of the participant's employment. On cessation of employment the vested shares for good leavers will be released within 30 days of cessation of employment (for the definition of good leaver, see policy on payments for loss of office section on page 391). For leavers not deemed to be good leavers, the vested shares will be released in three equal instalments on each anniversary of the date of cessation of employment.
On the vesting of these awards, an amount (in cash or shares), equal to the dividends paid or payable between the grant date and the vesting of the award may be paid on the number of shares vested.
Awards are made on a discretionary basis. The Committee can, in appropriate circumstances, apply malus to all or part of an unvested award. It may also determine to introduce and operate clawback, in appropriate circumstances and subject to compliance with applicable local laws and regulations, in respect of incentive awards (whether paid in cash or shares) that have vested and been paid out. See page 388 for more details on malus and clawback.
The rules of the HSBC Share Plan 2011 provide the Committee with the discretion to adjust the vesting period of share awards and/or the number of shares underlying an award on the occurrence of corporate events and other reorganisation events specified in the plan rules.

The maximum opportunity for variable pay awards is set at 200% of fixed pay2,3.
For the purpose of determining incentive awards fixed pay
consists of base salary, fixed pay allowance and cash in lieu of pension. Other benefits are not included.
The maximum GPSP award will be 2/3 of the maximum variable pay opportunity, resulting in a maximum GPSP award of 133% of fixed pay. Target award potential is 50% of the maximum GPSP award.2
The maximum GPSP award for the Group Chairman will be 100% of his fixed pay. Target award potential is 50% of the maximum GPSP award.
The Committee assesses performance against targets set for each performance measure and uses its judgement to determine the level of performance achieved for that measure. The overall payout level could be between 0% and 100% of the maximum amount discussed above.
The Committee can reduce (to zero if appropriate) the level of payout of awards as determined based on the outcome of the performance measures, if it considers that the level of payout so determined does not properly reflect the overall position and performance of the Company during the performance period.

Performance is measured against a long-term scorecard with financial (60% weighting) and non-financial (40% weighting) measures.
Awards for the Group Chairman will be determined by reference to non-financial and qualitative measures including: monitoring and improving HSBC's reputation with all stakeholders, and providing leadership and tone to drive improvement in the Group's compliance, conduct and behaviour with a view to becoming over time one of the most reliably compliant financial institutions.
Overall performance is to be judged on achievement of measures in the long-term scorecard during the financial year and adherence to HSBC Values, which acts as a gateway.
Over the duration of the current remuneration policy, the Committee has the discretion to change the overall weighting of financial and non-financial categories based on feedback from shareholders and regulators. In addition, the Committee has the discretion to vary the measures and their respective weightings within each category. The specific performance measures will be disclosed in the 'Annual report on remuneration' for the relevant year in question.
The Committee reserves the right to make adjustments to performance targets to reflect significant one-off items which occur during the measurement period (for example a major transaction). The Committee will make full and clear disclosure of any such adjustments within the 'Annual report on remuneration', subject to commercial confidentiality.

Remuneration policy - executive Directors (continued)

Purpose and link to strategy	Operation	Maximum opportunity	Performance metrics
Benefits
To provide benefits in accordance with local market practice
On-going benefits take account of local market practice and include the provision of medical insurance, income protection insurance, health assessment, life assurance, club membership, tax assistance, use of company car (including any tax due on the benefit) and travel assistance.
Stuart Gulliver is also provided with an accommodation and car benefit in Hong Kong. Any tax due on this benefit is borne by HSBC.
Additional benefits may also be provided where an executive is relocated or spends a substantial proportion of his/her time in more than one jurisdiction based on business needs. Such benefits could include, but are not restricted to, airfare, accommodation, shipment, storage, utilities and any tax and social security that may be due in respect of such benefits.

The maximum for each benefit is determined by the nature of the benefit provided and the cost of benefits may vary from year to year based on market premium rates, the Directors' personal and/or other external circumstances.
None
Other
Provision in case of regulatory changes

In the event that regulatory requirements change, such that HSBC must make changes to remuneration that would be in breach of this policy, HSBC will ensure regulatory compliance, even if a revised policy has not been put to shareholders for approval. Any such change in policy would be put to shareholders for approval at the next Annual General Meeting.
		Not applicable	Not applicable

Purpose and link to strategy	Operation	Maximum opportunity	Performance metrics
Provisions of previous policy that will continue to apply:
2011 - 2013 GPSP, deferred cash and share awards.
Vesting of outstanding deferred cash and share based awards granted in prior years, including restricted shares and GPSP awards granted under the HSBC Share Plan 2011 and HSBC Share Plan, will continue to form part of the remuneration policy until vesting.
The awards normally vest over a period of up to five years from the date of grant. On vesting of GPSP awards, the shares (net of any shares sold to cover income tax and social security) will be subject to a retention period as discussed in the table above for GPSP awards. On vesting of the deferred share awards granted in 2011 and 2012, the shares (net of any shares sold to cover income tax and social security) will be subject to a retention period of up to six months as specified at the date of grant.
On vesting of the deferred share awards and GPSP awards, an amount (in cash or shares) equal to the dividends paid or payable between grant and vesting would be payable on the number of shares vested.
For deferred cash awards, a notional return, determined by reference to the dividend yield on shares or such other rate as determined by the Committee for the period between grant and vest may be paid on vesting in respect of the amount that vests.

Award levels have already been determined based on the outcome of relevant performance measures in the relevant prior year.
The unvested award would be cancelled if the relevant service condition is not met. Also, the deferred share awards granted in March 2013 would be cancelled if the Committee determines in its absolute discretion that the condition of the satisfactory conclusion of the Deferred Prosecution Agreement with the US Department of Justice ('DPA'), is not met.
The maximum grant in prior years for a deferred share award was £5.20m, £0.84m for a deferred cash award, and £3.75m for a GPSP award.

Performance was measured against a long-term scorecard including financial and non-financial measures.
The vesting of these awards is subject to a service condition. For the deferred share awards granted in March 2013 as part of the annual incentive awards for financial year 2012, the vesting of the awards is also subject to satisfactory conclusion of the DPA. The DPA condition ends on the fifth anniversary of the award date unless the DPA is extended or otherwise continues beyond that date, in which case the awards will vest on the date on which the DPA expires and otherwise ceases to operate.

1  This approach applies to all executive Directors with the exception of the Group Chairman, Douglas Flint. He is not eligible for fixed pay allowance and annual incentive awards but will be eligible for GPSP awards.

2  Maximum award potentials for fixed pay allowances and variable pay awards are based on obtaining shareholder approval to increase the maximum variable pay award as a percentage of fixed pay under CRD IV from 100% to 200% at the Annual General Meeting on 23 May 2014. If shareholder approval is not obtained the maximum fixed pay allowance payable for each executive Director under the policy will be the difference between (i) 50% of maximum total remuneration of the executive Director under this policy as shown in the 'Remuneration scenarios' chart on page 389 and (ii) the aggregate of the base salary and cash allowance in lieu of pension for that executive Director. Maximum variable pay award levels will be revised to 100% of fixed pay and the maximum annual incentive and GPSP awards will accordingly be reduced to 1/3 and 2/3 of this amount (i.e. 33% and 67% of fixed pay respectively). The increase in the cap to 200% would enable us to minimise the increase in fixed remuneration costs and so help to maintain greater flexibility on total pay, whilst retaining a larger quantum of variable pay that can be subject to malus.

3  Consideration was given to the application of discount factors under the proposed EBA guidelines to compute the value of the GPSP awards for the variable pay cap under CRD IV. Based on the current terms of the EBA guidelines, the Committee considers the impact of the discount factors would be minimal and does not intend to use the discount factors to increase the variable pay cap for executive Directors in order to maintain a simple and transparent remuneration structure.

Notes to the 'Remuneration policy table - executive Directors'

Differences in policy applied to employees generally

The mix of fixed and variable pay granted to an employee is commensurate with the individual's role, experience and responsibility and the local market.

Fixed pay allowances will only be granted to certain material risk takers as defined by the EBA based on their role, function, experience and technical expertise. Group Managing Directors and Group General Managers will receive shares with the same release profile as the executive Directors. All other employees will receive the fixed pay allowance in cash when it is below a specified threshold. Where the fixed pay allowance is above the specified threshold, all of it will be received in shares that vest immediately. Any shares delivered (net of shares sold to cover any income tax and social security) as part of the fixed pay allowance would be subject to a retention period. 40% of the shares will be released in March following the end of the relevant financial year in which the shares were granted. The remaining 60% will be released in three equal annual tranches on each anniversary of the initial release.

Group Managing Directors participate in both the annual incentive and the GPSP. Group General Managers participate in the annual incentive and may receive other long-term awards. Other employees across the Group are eligible to participate in annual incentive arrangements.

Choice of performance measures and targets

The Committee selected the performance measures as they reflect the Group's financial targets and strategy. The measures were determined in consultation with major shareholders.

Performance targets are set taking into account the economic environment, the Group's strategic priorities and risk appetite.

Changes in policy for 2014 from 2013

The requirement in CRD IV to limit the variable pay that can be awarded to 100% of fixed pay or, with shareholders' approval, 200% of fixed pay (in accordance with the requirement in CRD IV) presents challenges for HSBC to remain competitive commercially with our non-EU based international and domestic competitors and protect our talent and market positions. In order to deal with these challenges we have introduced changes to our remuneration structure for 2014. The table below summarises the changes from the remuneration policy. These changes will be effective from the 2014 Annual General Meeting, subject to shareholders' approval.

UK government legal challenge

The UK government has lodged a legal challenge to the variable pay cap in CRD IV with the ECJ. If the legal challenge is successful, depending on the detail of the ECJ's ruling and the extent and timing of any consequential changes to CRD IV, a revised remuneration policy may need to be submitted to shareholders for approval before the expiry of the current policy at the conclusion of the 2017 Annual General Meeting.

Changes in remuneration policy for 2014

Purpose and link to strategy	Operation	Maximum opportunity	Performance metrics
Salary	No change	No change	No change (none)
Fixed pay allowance1	Introduction of share allowance
Maximum fixed pay allowance for each executive Director will be the difference between (i) 50% of target remuneration of the executive Director under this policy as shown in the 'Remuneration scenarios'
chart on page 389 and (ii) the aggregate of the base salary and cash allowance in lieu of pension for that executive Director.
None
Benefits	No change	No change	No change (none)
Total variable pay	No change	Maximum at 900% of salary reduced to 200% of fixed pay	No change
Annual incentive1	No change	Maximum incentive reduced from 300% of base salary to 67% of fixed pay	See page 382
GPSP1	No change	Maximum incentive reduced from 600% of base salary to 133% of fixed pay	See page 383
Pension	No change	No change	No change (none)

1  Maximum award potentials for fixed pay allowances and variable pay awards are based on obtaining shareholder approval to increase the maximum variable pay award as a percentage of fixed pay under CRD IV from 100% to 200% at the Annual General Meeting on 23 May 2014. If shareholder approval is not obtained the maximum fixed pay allowance payable for each executive Director under the policy will be the difference between (i) 50% of maximum total remuneration of the executive Director under this policy as shown in the 'Remuneration scenarios' chart on page 389 and (ii) the aggregate of the base salary and cash allowance in lieu of pension for that executive Director. Maximum variable pay award levels will be revised to 100% of fixed pay and the maximum annual incentive and GPSP awards will accordingly be reduced to 1/3 and 2/3 of this amount (i.e. 33% and 67% of fixed pay respectively). The increase in the cap to 200% would enable  us to minimise the increase in fixed remuneration costs and maintain greater flexibility on total pay whilst retaining a larger quantum of variable pay that can be subject to malus.

Remuneration policy - non-executive Directors

Principles, parameters and protocol for the determination of fees
In accordance with our Articles of Association, Directors are entitled to receive fees for their services as Directors as determined from time to time by HSBC Holdings plc in general meeting. Non-executive Directors, who are not employees, receive such fees but are not entitled to receive a base salary, fixed pay allowance, benefits, pension or any variable pay. The executive Group Chairman and other executive Directors are not eligible to receive fees for their services as Directors.
The fee levels payable reflect the time commitment and responsibilities required of a non-executive Director of HSBC Holdings plc. Fees are determined by benchmark against other UK companies and banks in the FTSE 30, and with reference to the fees paid by other non-UK international banks.
The Board will review the amount of each component of the fees periodically to assess whether, individually and in aggregate, they remain competitive and appropriate in light of changes in roles, responsibilities, and/or time commitment of the non-executive Directors and to ensure that individuals of the appropriate calibre are able to be retained or appointed. The Board (excluding the non-executive Directors) has discretion to approve changes to the fees. The Board may also introduce any new component of fee for non-executive Directors subject to the principles, parameters and other requirements set out in this remuneration policy.
In addition to fees payable by HSBC Holdings plc, certain of the non-executive Directors may be entitled to receive fees for their services as directors of subsidiary companies of HSBC Holdings plc. Such additional remuneration is determined by the board of directors of each relevant subsidiary and the relevant subsidiary is entitled to make or continue to make such payments to the relevant non-executive Director as the board of directors of each relevant subsidiary, in its discretion, may determine.
It is common practice for non-executive Directors to be reimbursed expenses incurred in performing their role and any related tax.

Component	Approach to the determination of each component of fees
Base fee
The current base fee for a non-executive Director is £95,000 per annum.
The base fee may be reviewed and adjusted in line with the 'Principles, parameters and protocol for the determination of fees', provided that the aggregate of any increases in base fee effected over the duration of this remuneration policy shall not exceed 20% of the current fee level.

Fee for the senior independent non-executive Director
The current fee for the senior independent non-executive Director is £45,000 per annum.
The additional fee may be reviewed and adjusted in line with the 'Principles, parameters and protocol for the determination of fees', provided that the aggregate of any increases in additional fee effected over the duration of this remuneration policy shall not exceed 20% of the current fee level.

Committee fees
The current fees for non-executive Directors serving on Board committees are as follows:
•  Group Audit, Group Risk, Group Remuneration, Financial System Vulnerabilities, Conduct & Values Committees:
-   Chairman: £50,000 per annum; Member: £30,000 per annum
•  Nomination Committee:
-   Chairman: £40,000 per annum; Member: £25,000 per annum
The committee fees may be reviewed and adjusted in line with the 'Principles, parameters and protocol for the determination of fees', provided that the aggregate of any increases in committee fees effected over the duration of this remuneration policy shall not exceed 20% of the respective current fee levels.
If a new Board committee is established or there is a substantial change in the nature or responsibility of an existing Board committee, the fees for such a committee will be determined in line with the 'Principles, parameters and protocol for the determination of fees', provided that the committee fees shall not exceed the then fee levels of the Group Audit Committee.

Material factors taken into account when setting pay policy

The Committee takes into account a variety of factors when determining the remuneration policy for Directors.

Internal factors

Funding

Both the annual incentive and GPSP awards are funded from a single annual variable pay pool from which individual awards are considered. Funding of the Group's annual variable pay pool is determined in the context of Group profitability, capital strength, and shareholder returns. Details on the calculation of this year's variable pay pool can be found on page 393.

The dilution limits set out in the HSBC share plans comply with the Association of British Insurers' guidelines. Prior to 2012, all equity-settled awards of Performance Shares and Restricted Shares vesting under the HSBC Share Plans were satisfied by the transfer of existing shares held under a trust. To create additional core tier 1 capital and retain funds within HSBC, vestings of Restricted Share awards are now satisfied by a mixture of existing shares from the trust and newly issued shares.

Pay and employment conditions in the Group

HSBC considers pay across the Group when determining remuneration levels for its executive Directors. In considering individual awards, a comparison of the pay and employment conditions of our employees and senior executives is considered by the Committee.

The Committee invites the Head of Group Performance and Reward to present proposals for remuneration for the wider employee population and on any other changes in remuneration policy within the company. The Head of Group Performance and Reward also consults the Committee on the extent to which the different elements of remuneration should be cascaded to other employees.

Feedback from employee engagement surveys and HSBC Exchange meetings are taken into account in determining the Group's remuneration policy.

External factors

Regulation

There is still a wide divergence in local regulations governing remuneration structures globally. This presents significant challenges to HSBC which operates worldwide. In order to deliver long-term sustainable performance, it is important that we have market-competitive remuneration and which is broadly equivalent across geographic boundaries in order to attract, motivate and retain talented and committed employees around the world. We aim to ensure that our remuneration policy is aligned with regulatory practices and the interests of shareholders. HSBC is fully compliant with the Financial Stability Board ('FSB'), FCA, PRA and Hong Kong Monetary Authority ('HKMA') guidance and rules on remuneration which apply at the date of this report.

Comparator group

The Committee considers market data for executive Directors' remuneration packages from a defined remuneration comparator group. This group consists of nine global financial services companies, namely Banco Santander, Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, JPMorgan Chase & Co, Standard Chartered and UBS. These companies were selected on the basis of their broadly similar business coverage, size and international scope, and are subject to annual review for continuing relevance. The Committee can also review other companies where relevant in determining the remuneration policy.

Shareholder views

The Chairman of the Committee, the Head of Group Performance and Reward and the Group Company Secretary met with a representative number of key institutional shareholders in October and November 2013. We consider these types of meetings vital to gather views on our current and developing remuneration practices to ensure that our reward strategy continues to be aligned with the long-term interests of our shareholders.

These shareholders were consulted on the proposed changes to our remuneration policy to be operated from 2014 as a result of the introduction of the cap on variable pay awards under CRD IV. In these meetings we discussed the challenges this cap on variable pay presents to HSBC in retaining talent. We presented and discussed our proposal to increase the fixed pay of affected individuals through the payment of a fixed pay allowance.

Overall, the shareholders we met appreciated the importance of retaining talent and acknowledged the competitive disadvantage the variable pay cap in CRD IV has on HSBC relative to a number of our international peers and domestic competitors. Overall, the shareholders were supportive of our need to address the imbalance and our approach to doing so through the use of a fixed pay allowance. In response to feedback received from shareholders, the increase to the fixed pay of all executive Directors, General Managing Directors and Group General Managers will be delivered in shares which will be subject to a retention period to ensure a strong alignment with the long-term interests of our shareholders. Other employees will receive the fixed pay allowance in cash when it is below a specified threshold. The target and maximum total compensation for the executive Directors has been reduced given the increase in fixed pay.

Adjustments, malus and clawback

In order solely to reward genuine performance, individual awards are made on the basis of a risk-adjusted view of both financial and non-financial performance. In light of this, the Committee has discretion to reduce an employee's current year variable pay to reflect detrimental conduct or involvement in Group-wide notable events.

Further, the Committee can, in appropriate circumstances, reduce or cancel all or part of any unvested awards under the applicable malus provision. Appropriate circumstances include (but are not limited to) conduct detrimental to the business; past performance being materially worse than originally understood; restatement, correction or amendment of any financial statements; or improper or inadequate risk management.

The Committee can also suspend the vesting of unvested deferred awards granted in prior years where the awards are scheduled to vest before the outcome of a review of a Group-wide notable event is known.

Since 2013, following advice from Freshfields Bruckhaus Deringer, the Committee's legal adviser on the malus framework, the Committee has implemented a formal policy, with supporting procedures, which will be continuously updated.

The Committee may also decide to introduce and operate clawback, in appropriate circumstances and subject to compliance with applicable local laws and regulations, in respect of incentive awards (whether paid in cash or shares) that have vested and been paid out.

Risk

Risk (including in particular, compliance) is a critical part of the assessment process in determining the performance of senior executives and risk-takers (defined as HSBC Code Staff, which includes executive Directors) and in ensuring that their individual remuneration has been appropriately assessed with regard to risk.

The Global Risk function carries out annual reviews for HSBC Code Staff, which determine whether there are any instances of non-compliance with Risk procedures and expected behaviour. Instances of non-compliance are escalated to senior management and the Committee for consideration in variable pay decisions. Consideration is given to whether adjustments, malus and/or clawback should apply and in certain circumstances, whether employment should be continued.

Group-wide thematic reviews of risk are also carried out to determine if there are any transgressions which could affect the amount of current year variable pay or any instances where malus of previously awarded variable pay is required.

Remuneration scenarios

As a result of rebalancing fixed and variable remuneration to meet the requirements of CRD IV, total remuneration for target and maximum performance has been reduced for those executive Directors currently eligible for annual incentive and GPSP awards in order to offset any benefit arising from increases in fixed pay. As noted above and subject to approval of the remuneration policy, the Group Chairman will be eligible for a GPSP award from 2014.

The following charts show how the total value of remuneration and its composition would vary under three performance scenarios for executive Directors. The 'current' scenario models the 2013 policy for executive Directors and the 'policy' scenario models the policy, which will be effective from the date of the Annual General Meeting, subject to shareholders' approval.

Stuart Gulliver

Iain Mackay

Marc Moses

Marc Moses was promoted to executive Director with effect from 1 January 2014.

Douglas Flint

Douglas Flint is not eligible for annual incentive awards but is eligible for GPSP awards.

1  Fixed pay includes base salary, fixed pay allowance and pension allowance for the year. Benefits value is based on the value of all benefits received in 2013. For executive Directors other than Stuart Gulliver, the value of the benefits have been shown together with fixed pay in the above charts given their relatively small impact.

2  Maximum award level as stated in our remuneration policy on the basis that shareholders approve the increase in the CRD IV cap on variable pay awards as a percentage of fixed pay to 200%. Includes deferred portion of award. Target has been defined as 50% of the maximum award. Minimum assumes no annual incentive award.

3  Maximum award level as stated in our remuneration policy on the basis that shareholders approve the increase in the CRD IV cap on variable pay awards as a percentage of fixed pay to 200%. Target has been defined as 50% of the maximum award. The GPSP scorecard has not been designed with a numeric targeted or expected value of performance. Minimum assumes no GPSP award.

4 The maximum award level of the GPSP for Douglas Flint is 100% of fixed pay. Target has been defined as 50% of the maximum award. Minimum assumes no GPSP award.

Approach to recruitment remuneration

On the recruitment or appointment of a new executive Director the Committee would adhere to the following principles:

• remuneration packages should be in line with the policy as outlined on page 381;
• remuneration packages must meet any applicable local regulatory requirements; and
• where necessary, compensation may be provided in respect of forfeiture of awards from an existing employer (buyout awards).

The maximum level of variable remuneration (excluding buyout awards) for any new hires will be 200% of fixed pay, subject to shareholder approval at the Annual General Meeting on 23 May 2014.

Outlined in the following table are all components that would be considered for inclusion in the remuneration package of a new executive Director and, for each, the approach that would be adopted.

In the case of an internal appointment, any variable element awarded in respect of the prior role may be allowed to pay out according to its terms on grant.

For non-executive Directors recruitment, remuneration will be in line with the 'Remuneration policy' table on page 387.

Components of remuneration package of a new executive Director

Component	Approach taken to each component of remuneration
Fixed pay
Base salary and fixed pay allowance to reflect the individual's role, experience and responsibility and be set in the context of market practice.
Pension in line with policy as set out in the 'Remuneration policy' table on page 381.

Benefits	Benefits to be provided will be dependent on circumstances but in line with Group policy and 'Remuneration policy' table, including the global mobility policy, where applicable, and local regulations.
Annual incentive
New joiners will be eligible to be considered for an annual incentive award as set out in the 'Remuneration policy' table on page 382.
Guaranteed bonuses are only permitted by exception and must be limited to the first year of service, subject to the Group Deferral Policy and performance requirements.

GPSP	May be considered for GPSP award in year as set out in the 'Remuneration policy' table on page 383.
Buyout
May be offered if the individual holds any outstanding unvested shares which are forfeited on resignation from the previous employer.
Group buyout policy is in line with the PRA Remuneration Code which states that both the terms and amount of any replacement awards will not be more generous than the award forfeited on departure from the former employer.
Delivered as HSBC restricted shares with vesting and retention periods to match the terms of forfeited awards with previous employer as closely as possible, subject to proof of forfeiture and other relevant documentation. Where the time to vesting is less than 60 days, deferred cash may be awarded for administrative purposes.

Service contracts

Executive Directors

Our policy is to employ executive Directors on service agreements with 12 months' notice period. Consistent with the best interests of the Group, the Committee will seek to minimise termination payments. Directors may be eligible for a payment in relation to statutory rights.

Director	Contract date (rolling)	Notice period (Director & HSBC)

Douglas Flint .....	14 February 2011	12 months
Stuart Gulliver ...	10 February 2011	12 months
Iain Mackay ......	4 February 2011	12 months

Marc Moses was appointed as an executive Director with effect from 1 January 2014. He will receive a new service agreement in line with the remuneration policy table for executive Directors after the Annual General Meeting on 23 May 2014.

Other than as set out in the 'Directors' remuneration policy' section on page 381 and the 'Policy on payments for loss of office' table below, there are no further obligations which could give rise to remuneration payments or payments for loss of office.

Non-executive Directors

Non-executive Directors are appointed for fixed terms not exceeding three years, which may be renewed subject to their election or re-election by shareholders at Annual General Meetings. Non-executive Directors have no service contracts, but are bound by their respective letters of appointment issued for and on behalf of HSBC Holdings plc. Other than as set out in the 'Remuneration policy' table on page 387, there are no obligations in any and all of the non-executive Directors' letters of appointment which could give rise to remuneration payments or payments for loss of office. Non-executive Directors' current terms of appointment will expire as follows:

• in 2014, Safra Catz, Laura Cha, John Coombe1, Rona Fairhead, James Hughes-Hallett1 and Sam Laidlaw;
• in 2015, Marvin Cheung, Joachim Faber, John Lipsky, Rachel Lomax and Sir Simon Robertson;
• in 2016, Renato Fassbind; and
• in 2017, Kathleen Casey and Sir Jonathan Evans.

1 Not seeking re-election.

Other directorships

Executive Directors, if so authorised by either the Nomination Committee or the Board, may accept appointments as non-executive directors of suitable companies which are not part of HSBC.

Approval will not be given for an executive Director to accept a non-executive directorship of more than one FTSE 100 company or the chairmanship of such a company. In addition, with effect from 1 July 2014, Directors will be subject to the following limits on the number of directorships that they may hold under CRD IV. CRD IV states that members of the management body, which includes both executive and non-executive Directors, may not hold more than:

• one executive directorship with two non-executive directorships; or

• four non-executive directorships.

With the consent of the PRA one additional non-executive directorship may be held.

When considering a request to accept a non-executive appointment, the Nomination Committee or Board will take into account, amongst other things, the expected time commitment of such appointment. The time commitment for Directors' external appointments will be reviewed as part of the annual Board review.

Any remuneration receivable in respect of an external appointment of an executive Director is normally paid to the Group, unless otherwise approved by the Nomination Committee or the Board.

Policy on payments for loss of office

Component of remuneration	Approach taken
Fixed pay and benefits
In the event of redundancy, executive Directors employed on service agreements with HSBC Holdings would be entitled to a severance payment which is calculated using a multiplier of a number of weeks' pay based on their full years' service. The calculation of a week's pay in the context of this severance payment is a pro rata proportion of the individual's base salary, the last paid annual incentive and any ongoing special allowances. This would only be applicable for Douglas Flint, Iain Mackay and Marc Moses. Stuart Gulliver is not entitled to a severance payment under his service agreement.
Executive Directors may also be entitled to payments in lieu of:
•  notice, which shall consist of base salary, pension entitlements and other contractual benefits1 (or an amount in lieu of); and/or
•  accrued but untaken holiday entitlement.

Policy on payments for loss of office (continued)

Component of remuneration	Approach taken
Annual incentive
Executive Directors are not eligible to be considered for or receive an annual incentive award if, on the date of grant, they are no longer employed by the Group or are under notice of termination of employment, other than in exceptional circumstances as determined by the Committee based on the individual executive Director's circumstances.
In relation to unvested annual incentives granted in prior years, these may be subject to good leaver rights at the discretion of the Committee (see below for further details on reasons that may qualify for good leaver status).
If the executive Director is deemed a good leaver, the following apply:
•  unvested awards will continue to vest in line with the applicable vesting dates, subject to the share plan rules, malus and clawback provisions (see notes below); or
•  in the event of Death unvested awards will vest and will be released to the executive Director's estate as soon as practicable.
If the executive Director is not deemed a good leaver, all unvested awards will lapse.

GPSP
Executive Directors are not eligible to be considered for or receive a GPSP award if, on the date of grant, they are no longer employed by the Group or are under notice of termination of employment, other than in exceptional circumstances as determined by the Committee based on the individual executive Director's circumstances.
In relation to deferred GPSP awards granted in prior years, these may be subject to good leaver rights at the discretion of the Committee (see below for further details on reasons that may qualify for good leaver status).
If the executive Director is deemed a good leaver, the following apply:
•  vested shares, subject to retention, will be released to the executive Director on cessation of employment;
•  unvested awards will continue to vest in line with the applicable vesting dates, subject to the share plan rules, and malus provisions and will be released on the normal vesting dates (see also notes below); or
•  in the event of death unvested awards will vest and, together with the vested shares, they will be released to the executive Director's estate as soon as practicable.
If the executive Director is not deemed a good leaver, the following applies:
•  vested shares, subject to retention, will be released to the executive Director in three equal tranches on each of the first, second and third anniversary of cessation of employment; and
•  all unvested awards will lapse.

Legal claims
The Committee retains the discretion to make payments (including professional and outplacement fees) to mitigate against legal claims, subject to any such payments being made pursuant to a statutory settlement agreement.

1 The other benefits as part of the payment in lieu of notice do not include the taxable value of accommodation, car and chauffeur provided in Hong Kong to Stuart Gulliver.

Our policy is for notice periods to be set at 12 months for both the executive Director and HSBC.

Subject to the approval of the Committee, an individual would be considered as a good leaver if they cease to be employed by reason of:

• redundancy;
• sale of business;
• retirement from HSBC;
• death;
• injury, ill health and disability; or
• any other reason as determined by the Committee.

In respect of GPSP awards, for an individual to be considered as a good leaver by reason of retirement or 'any other reason', the Committee needs to be satisfied that the executive has no current or future intention at the date of leaving HSBC of being employed by any competitor financial services firm. If the Committee becomes aware of any evidence to the contrary before vesting, the award will lapse.

Under the HSBC Share Plan 2011 rules, the Committee has the discretion to determine that the award will vest immediately or on any other date.

Annual report on remuneration

Role, membership and advisers to the Committee

Role

Within the authority delegated by the Board, the Committee is responsible for approving the Group's remuneration policy. The Committee also determines the remuneration of executive Directors, senior employees, employees in positions of significant influence and employees whose activities have or could have an impact on our risk profile and, in doing so, takes into account the pay and conditions across the Group. No Directors are involved in deciding their own remuneration.

Membership

The members of the Group Remuneration Committee during 2013 were Sir Simon Robertson (Chairman, appointed 24 May 2013), John Thornton (retired as a Director on 24 May 2013), John Coombe, Renato Fassbind (appointed 1 March 2013) and Sam Laidlaw.

There were 12 meetings of the Committee during 2013. The table on page 360 gives details of Directors attendance at these meetings.

Advisers

In 2013, the Committee decided not to use external advisers, and in future will only seek external support on remuneration policy as and when necessary.

During the year, the Group Chief Executive provided regular briefings to the Committee and the Committee received advice from the Group Managing Director, Group Head of Human Resources and Corporate Sustainability,Ann Almeida, the Head of Group Performance and Reward, Alexander Lowen (and his predecessor, Tristram Roberts), the Group Chief Risk Officer, Marc Moses, and the Global Head of Financial Crime Compliance and Group Money Laundering Reporting Officer, Robert Werner, all of whom provided advice as part of their executive role as employees of HSBC. The Committee also received advice and feedback from the Group Risk Committee on risk and compliance-related matters relevant to remuneration and the alignment of remuneration with risk appetite.

Group variable pay pool

Variable pay pool determination

The Committee considers many factors in determining the Group's variable pay pool funding.

Performance and Risk Appetite Statement

The variable pay pool takes into account the performance of the Group which is considered within the context of our Risk Appetite Statement. This helps to ensure that the variable pay pool is shaped by risk considerations and any Group-wide notable events. The Risk Appetite Statement describes and measures the amount and types of risk that HSBC is prepared to take in executing its strategy. It shapes the integrated approach to business, risk and capital management and supports achievement of the Group's objectives. The Group Chief Risk Officer regularly updates the Committee on the Group's performance against the Risk Appetite Statement.

The Committee uses these updates when considering remuneration to ensure that return, risk and remuneration are aligned.

Counter-cyclical funding methodology

We use a counter-cyclical funding methodology which is categorised by both a floor and a ceiling and the payout ratio reduces as performance increases to avoid pro-cyclicality risk. The floor recognises that competitive protection is typically required irrespective of performance levels. The ceiling recognises that at higher levels of performance it is possible to limit reward as it is not necessary to continue to increase the variable pay pool, thereby limiting the risk of inappropriate behaviour to drive financial performance.

Distribution of profits

In addition, our funding methodology considers the relationship between capital, dividends and variable pay to ensure that the distribution of post-tax profits between these three elements is considered appropriate (see page 394 for the 2012, 2013 and target split).

Commerciality and affordability

Finally, the commercial requirement to remain competitive in the market and overall affordability are considered. Both the annual incentive and GPSP are funded from a single annual variable pay pool from which individual awards are considered. Funding of the Group's annual variable pay pool is determined in the context of Group profitability, capital strength, and shareholder returns. This approach ensures that performance-related awards for individual global businesses, global functions, geographical regions and levels of staff are considered in a holistic fashion.

This year's variable pay pool was established by reference to the Group's underlying profit before tax which excludes movements in the fair value of own debt attributable to credit spread and the gains and losses from disposals, and includes the costs of fines, penalties and other items of redress. For the purposes of considering the variable pay pool, the normal profits from disposed of businesses up to their actual disposal are included in the calculation.

Taking into account all of the above, the Committee decided that in light of performance, the market environment, risk inputs, and other factors, the underlying pre-tax pre-variable pay profit payout ratio for 2013 would be 15%.

Variable pay pool outcome
(Unaudited)

	Group		Global Banking and Markets
	2013	2012	2013	2012
	US$m	US$m	US$m	US$m

Total variable pay pool ...................................	3,920	3,689	1,327	1,266

	%	%	%	%
Variable compensation incentive pool as a percentage of pre-tax profit (pre-variable pay)1 ................	15	17	13	13
Percentage of variable pay pool deferred2.........	18	17	30	28

1 The 2013 Group pre-tax profit pre-variable pay calculation as described on the previous page.
2 The percentage of variable pay deferred for the Code Staff population is 64%.

Relative importance of spend on pay
(Unaudited)

The chart to the right provides a breakdown of total staff pay relative to the amount paid out in dividends.

Pro forma post-tax profits allocation
(Unaudited)

On a pro forma basis, attributable post-tax profits (excluding movements in the fair value of own debt and before pay distributions) were allocated in the proportions shown in the chart below. The Group's target policy is for the vast majority of post-tax profit to be allocated to capital and to shareholders.

1  Dividends per ordinary share in respect of that year. For 2013, this includes the first, second and third interim dividends paid in 2013 of US$5.6bn (gross of scrip) and a fourth interim dividend of US$3.6bn.

2  Inclusive of dividends to holders of other equity instruments and net of scrip issuance based on an assumption of scrip take up for the fourth quarter of 2013 of 20%. Dividends per ordinary share declared in respect of 2013 were US$0.49, an increase of 9% compared with 2012.

3 Total variable pay pool net of tax and portion to be delivered by the award of HSBC shares.

Single figure of remuneration
(Audited)

Executive Directors

	Douglas Flint		Stuart Gulliver		Iain Mackay
	2013	2012	2013	2012	2013	2012
	£000	£000	£000	£000	£000	£000
Fixed pay
Base salary .......................................	1,500	1,500	1,250	1,250	700	700
Pension ............................................	750	750	625	625	350	350

	2,250	2,250	1,875	1,875	1,050	1,050

Benefits ...............................................	48	64	591	642	33	36
Variable pay
Annual incentive ..............................	-	-	1,833	780	1,074	539
GPSP ...............................................	-	-	3,667	3,000	2,148	1,400

	-	-	5,500	3,780	3,222	1,939

Notional return on deferred cash ..........	27	12	-	-	7	3
Non-taxable benefits ............................	102	98	67	65	53	50

Total single figure of remuneration ......	2,427	2,424	8,033	6,362	4,365	3,078

Addendum (Unaudited)
Annual incentive with performance conditions1 .......................................	-	-	-	1,170	-	809

Total single figure of remuneration and annual incentive with performance conditions.........................................	2,427	2,424	8,033	7,532	4,365	3,887

1  60% of the 2012 annual incentive for Stuart Gulliver and Iain Mackay disclosed in the 2012 Directors' Remuneration Report was deferred for five years. The vesting of these awards is subject to service condition and satisfactory completion of the DPA. The DPA condition ends on the fifth anniversary of the award date unless the DPA is extended or otherwise continues beyond that date, in which case the awards will vest on the date on which the DPA expires and otherwise ceases to operate.

Notes to the single figure of remuneration
(Audited)

Base salary
• Salary paid in year for executive Directors. No fees were paid to executive Directors.

Pension
• Pension values generally consist of an allowance of 50% of annual basic salary in lieu of personal pension arrangements.

•  For 2012, Stuart Gulliver received employer contributions of 4% of base salary into a personal pension plan and a cash allowance of 46% of base salary from 1 January 2012 to 31 March 2012. From 1 April 2012, he received a cash allowance of 50% of base salary as per above. The employer contributions and the allowance for the whole of 2012 amounted to £625,000.

• No other benefits were received by the executive Directors from the Group pension plans.

Benefits

•  All taxable benefits (gross value before payment of tax). Benefits include provision of medical insurance, accommodation and car, club membership, and tax gross up for accommodation and car benefit. The 2012 numbers are restated to be in line with the new final regulations on benefits to be reported in the single figure table.

• Non-taxable benefits include the provision of life assurance and other insurance cover.
• The values of the significant benefits in the above table are as follows:

	Douglas Flint		Stuart Gulliver		Iain Mackay
	2013	2012	2013	2012	2013	2012
	£000	£000	£000	£000	£000	£000

Pool cars (UK and Hong Kong) ...........	-1	-1	79	73	-1	-1
Hong Kong bank-owned accommodation2.........................................................	-	-	229	237	-	-
Tax expense on pool cars and Hong Kong bank-owned accommodation.............	-1	-1	266	310	-1	-1
Insurance benefit (non-taxable) ...........	78	75	54	53	-1	-1

1  The pool car and tax on pool car for Douglas Flint and Iain Mackay is not included in the above table as it was not significant. The insurance benefit for Iain Mackay is not included in the above table as it was not significant.

2  Based on the current market rental value of the bank-owned property, as estimated by an external lease service provider, plus utility costs, rates, the taxable value of furniture and taking into account the business use of the property, the taxable value of the accommodation is considered to be 70% of the total of these amounts.

Annual incentive

•  Annual incentive awarded (including deferred amounts) as a result of achievement of performance measures for the relevant financial year. 60% of the award is deferred. 50% of both the deferred and non-deferred component of the award is payable in cash and the remaining 50% in shares, subject to a six month retention period on vesting.

•  The deferred element of the 2013 award pays out over a period of three years, subject to service and malus conditions: 33% vests on the first and second anniversary of grant and 34% on the third anniversary of grant. In 2012, there was a one-time change where the deferred element of the 2012 award was extended to pay out 100% cliff vesting subject to the satisfactory completion of the DPA as per footnote 1 of the 'Addendum to the single figure of remuneration'. During the vesting period the Committee has the authority to cancel all or part of the unvested award.

•  For the 2013 award the performance measures and the outcomes of the performance conditions can be found on page 397. Outcomes for the 2012 award can be found in the Directors' Remuneration Report in the Annual Report and Accounts 2012.

•  The deferred share awards also include a right to receive dividend equivalents. Dividend equivalents on deferred share awards are delivered in the form of additional shares, in the same time and in the same manner and in such proportion as the original deferred award that vests. The expected value of these dividend equivalents are included in the value of deferred share awards.

•  The deferred cash awards also include a right to receive notional returns for the period between grant date and vesting date and determined by reference to the dividend yield on HSBC shares. A payment of notional return is made in the same proportion as the vesting of the deferred awards on each vesting date.

GPSP

•  GPSP awards where final vesting is determined as a result of achievement of performance conditions over more than one financial year that end in the respective year. Figures shown reflect the face value of awards granted in 2014 and 2013 respectively.

• Award levels are determined by considering performance against enduring performance measures set out in the long-term performance scorecard. There are no post-grant performance conditions.

•  The award is subject to a five-year vesting period during which the Committee has the authority to cancel all or part of the award. On vesting, the shares (net of tax) must be retained for the duration of the participant's employment.

•  For the 2013 award the outcomes of the performance conditions can be found in the section titled 'Awards under the GPSP' on page 399. Outcomes for the 2012 award can be found in the Directors' Remuneration Report in the Annual Report and Accounts 2012.

•  The GPSP awards also include a right to receive dividend equivalents for the period between the grant and the vesting date. Dividend equivalents on the GPSP awards will be delivered when the GPSP awards vest. There was no vesting of GPSP awards in 2013. The expected value of these dividend equivalents are included in the value of GPSP awards included in the table above.

Non-executive Directors
(Audited)

	Fees		Benefits6		Total
	2013	2012	2013	2012	2013	2012
	£000	£000	£000	£000	£000	£000

Safra Catz ....................................................	95	95	14	11	109	106
Laura Cha1 ..................................................	195	548	47	42	242	590
Marvin Cheung2 ..........................................	197	166	45	59	242	225
John Coombe ..............................................	205	205	14	17	219	222
Sir Jonathan Evans3 .....................................	50	-	-	-	50	-
Joachim Faber .............................................	137	104	21	15	158	119
Rona Fairhead .............................................	202	200	6	1	208	201
Renato Fassbind4 .........................................	145	-	23	-	168	-
James Hughes-Hallett ..................................	145	138	1	2	146	140
Sam Laidlaw ................................................	125	125	-	-	125	125
John Lipsky ................................................	150	119	25	26	175	145
Rachel Lomax .............................................	155	155	8	5	163	160
Sir Simon Robertson ....................................	240	180	1	-	241	180

Total 5 ........................................................	2,041	2,035	205	178	2,246	2,213

Total (US$000)............................................	3,191	3,225	320	282	3,511	3,507

1 Includes fees as Director, Deputy Chairman and member of the nomination committee of The Hongkong and Shanghai Banking Corporation Limited.
2 Includes fees as Director, Chairman of the risk committee and member of the audit committee of Hang Seng Bank Limited.
3 Appointed on 6 August 2013.
4 Appointed on 1 January 2013.

5  Excludes fees and benefits for Jim Comey and John Thornton who were not Directors at 31 December 2013.  Jim Comey was appointed a Director on 4 March 2013 and resigned on 4 September 2013.  Fees and benefits6 for 2013 were £63,000 and £10,000 respectively.  John Thornton retired as a Director on 24 May 2013. Fees (including fees as Chairman of HSBC North America Holdings Inc) for 2013 were £472,000 (£1,092,000 for 2012). Benefits6 for 2013 were £7,000 (£26,000 for 2012).

6  Benefits include travel-related expenses relating to the attendance at Board and other meetings at HSBC Holdings registered office. Amounts disclosed are estimated and have been grossed up using a tax rate of 45%, where relevant.

Variable pay outcomes
(Audited)

Summary of pay outcomes

	Stuart Gulliver						Iain Mackay
	Maximum multiple	Pre- discretion per- formance outcome	Multiple awarded	Pre-discretion value	Com- mittee discretion	Post-discretion value	Maximum multiple	Post- discretion per- formance outcome	Multiple awarded	Value
				£000	£000	£000				£000

Salary ..	1.00	100%	1.00	1,250	n/a	1,250	1.00	100%	1.00	700
Annual incentive ....	3.00	60%	1.80	2,250	(417)	1,833	3.00	51%	1.53	1,074
GPSP ...	6.00	60%	3.60	4,500	(833)	3,667	5.10	60%	3.07	2,148

Total ...				8,000	(1,250)	6,750				3,922

Determining executive Directors' annual performance
(Audited)

Stuart Gulliver

The annual incentive award made to Stuart Gulliver in respect of 2013 reflected the Committee's assessment of the extent to which he had achieved the personal and corporate objectives set for him within his performance scorecard as agreed by the Board at the beginning of the year. This measurement took into account his performance against both the financial and non-financial measures which had been set to reflect the risk appetite and strategic priorities determined by the Board to be appropriate for 2013.

In order for any award of annual incentive to be made under the above performance scorecard, the Committee had to satisfy itself that Stuart Gulliver had personally met and shown leadership in promoting HSBC Values. This overriding test assessed behaviour around the HSBC Values principles of being 'open, connected and dependable' and acting with 'courageous integrity'.

A summary of the assessment against specific performance measures is provided in the following table.

Stuart Gulliver - Annual assessment

Measure	Weighting	Target	Performance	Assessment	Outcome

Pre-tax profit (US$bn)1 ...........................	17.5%	n/a3	23.8	100%	17.5%
Return on equity (%)1 ..............................	10%	12-15	9.8	0%	0%
Cost efficiency ratio (%)1 ........................	17.5%	48-52	58.5	0%	0%
Dividend payout (%).................................	10%	40-60	57.1	100%	10%
Capital strength (%)2 ...............................	5%	>10	13.6	100%	5%

Financial ..................................................	60%				32.5%

Strategy execution ...................................	25%	Judgement	n/a	80%	20%
Compliance and reputation ......................	15%	Judgement	n/a	50%	7.5%

Non-financial ..........................................	40%				27.5%

Promoting HSBC Values ..........................	Over- riding test				100%

Total .......................................................	100%				60%

Result of exercise of Committee's discretion .................................................					49%

1 Pre-tax profit, return on equity and cost efficiency ratio excludes from the return the impact of fair value movements on own debt designated at fair value resulting from changes in credit spreads.
2 Capital strength is defined as core tier 1 capital.
3 Specific target not disclosed as deemed to be commercially sensitive.

Rationale

On HSBC values, independent feedback was taken from the Group Chairman, his executive colleagues and other employees in the organisation. Taking this into account as well as its own experience and observation, the Committee concluded that Stuart Gulliver had exhibited strong leadership and personal behaviour in this area and so met the required standard.

In aggregate, in assessing the calibration of Stuart Gulliver's 2013 annual incentive against his theoretical maximum opportunity of three times base salary, an overall score of 60% (2012: 52%) of that maximum opportunity was judged to have been achieved. A summary of the assessment and rationale for the conclusions is set out below. Unless otherwise indicated, the figures in parentheses denote the opportunity within the scorecard.

Financial (60% weighting - achieved 32.5%)

An opportunity of 17.5% was available in respect of delivering pre-tax profit improvement against the Board approved target and this was judged to have been fully met with the Committee awarding 100% of the available opportunity (17.5% award). The Committee noted that the Group CEO led the restructuring and reshaping of the Group aggressively to meet the imperative of implementing Global Standards, notwithstanding that in the short to medium term this would hold back attainment of the financial metrics against which he was judged. Additionally, the Group CEO promoted a cautious risk appetite as the Group worked through legacy issues that have impacted the Group in terms of customer redress and impairment charges in prior years.

Return on equity (weighting of 10%) did not meet the target return. The cost efficiency ratio (weighting of 17.5%) also fell outside the target range, in large part attributable to notable items, including customer redress provisions, restructuring costs and other regulatory provisions.

Capital strength (weighting of 5%) and dividend payout (weighting of 10%) remain critically important reflections of financial performance as they encapsulate a number of key factors of importance to shareholders. In essence these elements demonstrate a combination of profit generation, control of capital usage, cash availability at the holding company and regulatory satisfaction with the preceding factors sufficient to support HSBC's progressive dividend policy. These elements are therefore important indicators of the sustainability of shareholder reward. Reflecting an increased dividend per share, a dividend payout ratio within the target range in 2013 and a strengthened capital position with an improvement in the core tier 1 ratio, the Committee awarded full weighting of these elements of the scorecard.

Non-financial (40% weighting - achieved 27.5%)

An opportunity of 25% in this area related to strategy execution and 80% was judged to have been achieved (20% awarded). Overall, there was significant progress in strategy execution, reflected through growing global business collaboration, maintained leadership in key products and markets, and progress towards HSBC's digital strategy. There was also progress on effective streamlining and business simplification strategies, which resulted in further disposals and closures, and the run-off of legacy portfolios in the global businesses. The Group CEO led the drive for restructuring and de-risking, including progress towards global implementation of Global Standards and exiting non-core elements of existing businesses.

The final opportunity under non-financial measures (15%) related to compliance and reputation. Minimising the long term impact of regulatory and compliance issues remains a top priority and significant progress was made during the year. Recognising the extensive work during the year to restructure the Global Compliance function, including an increase in headcount of 54%, and the launch of the 'Driving a Values-led high performance culture' programme, 50% was judged to have been achieved (7.5% awarded); a full award was not made to reflect the significant work still to be delivered.

This performance assessment resulted in an overall score of 60%.

Notwithstanding this, the Committee subsequently used their discretion to reduce overall variable pay by £1.25m (equivalent to 18.5% of the total annual incentive and GPSP). This adjustment was considered appropriate in the context of overall Group-wide year-over-year profitability and incentive pool funding, Group-wide risk and compliance, market remuneration benchmarks and the remuneration recommendations for the Group CEO's direct reports. The exercise of discretion by the Committee discretion resulted in a final performance outcome for 2013 of 49%.

Iain Mackay

The same deliberations and assessments with regard to performance and adherence to HSBC Values were undertaken by the Committee with regard to the performance of Iain Mackay.

A summary of the assessment is provided in the following table.

Iain Mackay - Annual assessment

Measure	Weighting	Target	Performance	Assessment	Outcome
Manage global functional costs and full-time equivalent (FTE) employee numbers.......................	30%	Various1	n/a	92%	28%

Financial ........................................	30%				28%

Management information and business support	20%	Judgement	n/a	Met
Basel III compliance .......................	15%	Judgement	n/a	Met
Regulation and compliance .............	15%	Judgement	n/a	Met
Control and governance environment ...............................	10%	Judgement	n/a	Met
People ............................................	10%	Judgement	n/a	Met

Non-financial .................................	70%		n/a		70%

Promoting HSBC Values .................	Overriding test				100%

Total ..............................................	100%				98%

Result of exercise of Committee discretion .......................................					51%

1 Specific targets relating to the global function are not disclosed as deemed to be commercially sensitive.

The Committee considered that performance against the financial metric of managing global functional costs and the number of FTE employee numbers (30%) had been partially met, giving an outcome of 28%. The Committee considered that performance against the non-financial targets including management information and business support (20%), Basel III compliance (15%), regulation and compliance (15%), control and governance environment (10%) and people (10%) had been met, giving an outcome of 70%. This performance assessment resulted in an overall score of 98%. However, based on an assessment of overall total compensation, the Committee awarded a discretionary annual incentive equal to an assessment of 51%.1

1 This adjustment was considered appropriate in the context of overall year-over-year Group-wide profitability and incentive pool funding and market remuneration benchmarks.

Awards under the GPSP
(Audited)

Awards to be granted in 2014 in respect of 2013 were assessed against the 2013 long-term scorecard published in the Annual Report and Accounts 2012 and reproduced below.

The performance assessment under the 2013 long-term scorecard took into account achievements under both financial and non-financial objectives, both of which were set within the context of the risk appetite and strategic direction agreed by the Board. Notwithstanding the detail or extent of performance delivery against the objectives, an individual's eligibility for a GPSP award requires confirmation of adherence to HSBC Values which acts in effect as a gateway to GPSP participation. A summary of the assessment and rationale for the conclusions is set out below.

Awards under the GPSP
(Audited)

Measure	Weighting	Long-term target range	Actual 2013 performance	Assessment	Outcome

Return on equity (%)1 ..............................	15%	12-15	9.8	0%	0%
Cost efficiency ratio (%)1 ........................	15%	48-52	58.5	0%	0%
Capital strength (%)1 ...............................	15%	>10	13.6	100%	15%
Progressive dividend payout (%)...............	15%	40-60	57.1	100%	15%

Financial ..................................................	60%				30%

Strategy execution ...................................	20%	Judgement	n/a	80%	16%
Compliance and reputation ......................	10%	Judgement	n/a	50%	5%
Brand equity2 ...........................................	5%	Top 3 rating and improved US$ value	n/a	100%	5%
People .....................................................	5%	Judgement	n/a	80%	4%

Non-financial ..........................................	40%				30%

Total performance outcome ....................	100%				60%

1 See footnotes in 'Stuart Gulliver - Annual assessment' table.
2 Based on results from The Brand Finance ® Banking 500 2014 survey.

Rationale

Financial (60% weighting - achieved 30%)

The opportunity of 60% was equally split in 2013 between capital strength, progressive dividend payout, return on equity and cost efficiency ratio.

While the annual assessment also looked at achievement of the same performance elements in 2013, consideration under the long-term plan looked at the sustainability of short-term performance and reflected on whether to recognise progress made towards stated targets where these had not been met in the current year.

The Committee considered favourably the strengthened capital position shown both by the improvement in the year-end core tier 1 ratio and the increase in the estimated end-point position under CRD IV. Having reviewed these factors the Committee awarded the full opportunity (15%).

The Committee noted favourably the projected capacity to maintain a progressive dividend policy which was underpinned by the Group's strong capital position, its distributable reserves, its cash position and its planning assumptions around future performance. The Committee also reflected upon independent research which included forecasts of dividend paying capacity and discussed with management regulatory interactions around the Group's capital position. Having considered these factors, it awarded the full opportunity (15%).

Noting that the Group has not yet reached its target return on equity of 12-15%, the Committee deliberated whether to recognise in the GPSP the cumulative progress that has been made in restructuring and reshaping the Group and the achievement of sustainable cost savings ahead of target. The Committee further considered the on-going redeployment of capital from under-performing and exit portfolios to targeted areas of investment which will enhance future returns. There was also debate around the extent to which account should be taken at this stage of the more sustainable revenue streams that are projected to arise through enhanced controls around compliance and financial crime risk. The Committee concluded that while good progress had been made there was still a great deal to do to embed the improvements underway. The Committee also took into account that shareholders still faced continuing uncertainties from an incomplete regulatory reform agenda, from contingent legal risks from on-going matters of note and from continuing significant customer redress costs. As a consequence, the Committee decided not to make any award under this opportunity (15%).

Similarly, under the cost efficiency ratio element of the scorecard the Committee judged that no award could be made under this opportunity (15%).This was despite strong delivery of further sustainable cost savings. The Committee noted that the ratio remained above the target range of 48-52%, and further noted that a notable element of the underperformance related to continuing legal and regulatory fines and penalties and customer redress costs, none of which it could view for the time being as non-recurring.

Non-financial (40% weighting - achieved 30%)

With regard to the execution of strategic priorities laid down by the Board, the Committee reviewed delivery under the programmes for restructuring and de-risking the Group's businesses. This included, inter alia, the implementation of Global Standards, plans to maintain product leadership and improve digital strategy and steps to enhance global business co-operation and integration. The Committee concluded that it would be an appropriate reflection of management achievement to award 80% of the available opportunity, namely 16%.

With regard to compliance and reputation (10%), minimising the long-term impact of regulatory and compliance issues on the Group's reputation remains a top priority and the Committee noted further progress made in 2013. The continuing work on restructuring the Global Compliance function, investment in greater compliance and financial crime resources and capabilities, the launch of the 'Driving a Values-led high performance culture' programme and continued strengthening of governance were all favourably assessed. Reflecting, however, that there was still much to deliver, the Committee concluded to make a 50% achievement against long-term goals, which resulted in a 5% award in the scorecard.

Brand equity (5%) scored 100% of the available opportunity as independent research recorded that the value of the HSBC brand had increased.  The Committee noted that HSBC had retained its status as one of the world's strongest banking brands, ranking second in The Brand Finance® Banking 500 2014 survey.

In relation to the people aspect of long-term strategy delivery, the Committee looked, inter alia, at progress made in talent development, succession planning and diversity. Recognising the continued progress, the Committee awarded 80% of the available opportunity of 5%, which was 4%. This performance assessment resulted in an overall score of 60%.

As per Stuart Gulliver's annual assessment, during its 15 January 2014 meeting the Committee used their discretion to reduce the Group CEO's overall variable pay by £1.25 million (equivalent to 18.5% of the total annual incentive and GPSP). The result of the Committee discretion was a final performance outcome for 2013 of 49% for the GPSP.

Total pension entitlements
(Audited)

No employees who served as executive Directors during the year have a right to amounts under any HSBC final salary pension schemes or are entitled to additional benefits in the event of early retirement. There is no retirement age set for Directors, but the normal retirement age for employees is 65.

Scheme interests awarded during the year
(Unaudited)

The table below sets out the scheme interests awarded to Directors in 2013 (for performance in 2012) as disclosed in the 2012 Directors' Remuneration Report. No non-executive Directors received scheme interests during the financial year.

Scheme interests awarded during the year
(Unaudited)

	Type of interest awarded	Basis on which award made	Dates of award	Face value awarded1 £000	Percentage receivable for minimum performance2	Number of shares awarded	Share price on date of grant1	End of performance period

Stuart Gulliver	Deferred cash	Annual incentive 2012	11 Mar 2013	585	0%	n/a	n/a	31 Dec 2012
Stuart Gulliver	Restricted shares	Annual incentive 2012	11 Mar 2013	585	0%	79,375	£7.37	31 Dec 2012
Stuart Gulliver	Restricted shares	GPSP 2012	11 Mar 2013	3,000	0%	407,055	£7.37	31 Dec 2012
Iain Mackay	Deferred cash	Annual incentive 2012	11 Mar 2013	404	0%	n/a	n/a	31 Dec 2012
Iain Mackay	Restricted shares	Annual incentive 2012	11 Mar 2013	404	0%	54,874	£7.37	31 Dec 2012
Iain Mackay	Restricted shares	GPSP 2012	11 Mar 2013	1,400	0%	189,959	£7.37	31 Dec 2012

GPSP awards made based on performance up to the financial year-end preceding the grant date with no further performance conditions after grant. Vesting occurs five years after grant date and is normally subject to the Director remaining an employee on the vesting date. Any shares (net of tax) which the director becomes entitled to on the vesting date are subject to a retention requirement.

1 Share price used is the closing mid-market price on the last working day preceding the date of grant.

2  Awards determined based on performance achieved during the period to 31 December 2012. The overall award level could have been 0% of the maximum opportunity if minimum performance was achieved for the period to 31 December 2012. After grant, awards are subject to service condition and malus provisions.

Summary of performance
(Unaudited)

HSBC TSR and FTSE100 Index

The following graph shows the TSR performance against the FTSE 100 Index for the five-year period ended 31 December 2013. The FTSE 100 Index has been chosen as this is a recognised broad equity market index of which HSBC Holdings is a member.

CEO remuneration
(Unaudited)

Historical CEO remuneration

The table below summarises the CEO's single figure remuneration over the past five years together with the outcomes of the respective annual incentive and long-term incentive awards.

Source: Datastream

Historical CEO remuneration

	CEO	Single figure of remuneration	Annual incentive maximum2	Annual incentive paid2	Long-term incentive maximum3	Long-term incentive paid3
		(£000)	(% of salary)	(% of maximum)	(% of salary)	(% of maximum)

20091 .......	Michael Geoghegan	7,580	400%	93.5%	700%	25%
20101 .......	Michael Geoghegan	7,932	400%	81.6%	700%	19%
2011 ........	Stuart Gulliver	8,047	300%	57.5%	600%	50%
2012 ........	Stuart Gulliver	7,532	300%	52.0%	600%	40%
2013 ........	Stuart Gulliver	8,033	300%	49.0%	600%	49%

1  The GPSP was introduced in 2011. Prior to this, values shown relate to awards of Performance Shares under the HSBC Share Plan. Under this plan Performance Share awards vest three years after grant subject to performance conditions of total shareholder return, economic profit and earnings per share, and an over-riding 'sustained improvement' judgement by the committee.

2 The 2012 annual incentive figure for Stuart Gulliver used for this table includes 60% of the annual incentive disclosed in the 2012 Directors' Remuneration Report which was deferred for five years.The vesting of these awards is subject to service condition and satisfactory completion of the DPA. The DPA condition ends on the fifth anniversary of the award date unless the DPA is extended or otherwise continues beyond that date, in which case the awards will vest on the date on which the DPA expires and otherwise ceases to operate.

3  Long-term incentive awards are shown in the year where the performance period is deemed to be substantially completed. For performance share awards this is at the end of the third financial year following the date of grant (Performance Share awards shown in 2009 and 2010 therefore relate to awards granted in 2007 and 2008 respectively). For GPSP awards this is at the end of the financial year preceding the date of grant (GPSP awards shown in 2011 to 2013 therefore relate to awards granted in 2012 to 2014).

Comparison of Group CEO and all-employee pay

The following table gives a comparison of the changes in Group CEO pay to employees between 2012 and 2013:

Percentage change in remuneration

	Base salary	Benefits2	Annual incentive3

Group CEO .......	0.0%	(7.9%)	(6.0%)
Employee group1	2.1%	1.4%	6.4%

1  Employee group consists of all employees globally, based on costs included in wages and salaries disclosed in financial reports and staff numbers (full-time equivalents averaged over the financial year).

2  Employee group consists of UK employees only (full-time equivalents averaged over the financial year) as it was deemed the most appropriate comparison for the Group CEO given varying local requirements.

3 The 2012 annual incentive figure for Stuart Gulliver used for this table includes the 60% of the annual incentive disclosed in the 2012 Directors' Remuneration Report which was deferred for five years. The vesting of these awards is subject to service condition and satisfactory completion of the DPA. The DPA condition ends on the fifth anniversary of the award date unless the DPA is extended or otherwise continues beyond that date, in which case the awards will vest on the date on which the DPA expires and otherwise ceases to operate. Employee group consists of all employees globally, based on annual incentive pool less GPSP as disclosed in financial reports and staff numbers (full-time equivalents at the financial year-end).

Payments to past Directors
(Audited)

No payments were made to past Directors in 2013.

Exit payments made in year
(Audited)

No payments for loss of office were made in 2013 to any person serving as a Director in the year or any previous years.

Directors' interests in shares
(Audited)

Guidelines

To ensure appropriate alignment with our shareholders, we have shareholding guidelines, expressed as a number of shares, for executive Directors and Group Managing Directors. The Committee considers that material share ownership by senior executives helps align their interests with that of shareholders.

Following a review, the Committee has revised these guidelines as follows:

• Increased the number of shares executive Directors and Group Managing Directors are expected to hold.

• Unvested shares will no longer count towards the minimum shareholding under the guidelines.

The new guidelines will come into effect in 2014 and individuals will be expected to build up the following levels of shareholdings:

	Number of shares
	Current guidelines	New guidelines

Group Chairman .................	400,000	400,000
Group CEO.........................	600,000	750,000
Other executive Directors ..	200,000	450,000
Group Managing Directors .	125,000	250,000

Individuals will be given five years from 2014 or (if later) their appointment as executive Director or Group Managing Director to build up the recommended levels of shareholding.

HSBC operates an anti-hedging policy for all employees. As part of this all employees are required to certify each year that they have not entered into any personal hedging strategies.

The Committee monitors compliance with the share ownership guidelines annually. The Committee has full discretion in determining any penalties in cases of non-compliance, which could include a reduction of future awards of GPSP and/or an increase in the proportion of the annual variable pay that is deferred into shares.

The shareholdings of all persons who were Directors in 2013 (including the shareholdings of their connected persons) at 31 December 2013 or at the time of their retirement are set out below.

In 2014, the Committee introduced the shareholding guidelines for non-executive Directors, to help align the long-term interests of shareholders and non-executive Directors. Non-executive Directors are expected to build up a shareholding of 15,000 HSBC Holdings plc shares within five years from 2014 or, if later, their appointment as a non-executive Director.

Shares
(Audited)

		At 31 December 2013 or date of retirement
			Scheme interests
	Current			Shares awarded subject to deferral
	shareholding requirement (number)	Total share interests1 (number)	Share options2	without performance conditions3	with performance conditions
Executive Directors
Douglas Flint ................................................	400,000	442,087	2,016	49,423	-
Stuart Gulliver...............................................	600,000	4,885,384	-	2,071,952	82,955
Iain Mackay .................................................	200,000	678,831	-	556,352	57,349
Group Managing Directors4 ..........................	125,000	n/a	n/a	n/a	n/a

Non-executive Directors5
John Coombe ...............................................	n/a	23,397	n/a	n/a	n/a
Sir Jonathan Evans .......................................	n/a	1,495	n/a	n/a	n/a
Joachim Faber ..............................................	n/a	10,605	n/a	n/a	n/a
Rona Fairhead ..............................................	n/a	21,660	n/a	n/a	n/a
Sam Laidlaw .................................................	n/a	35,122	n/a	n/a	n/a
John Lipsky .................................................	n/a	15,000	n/a	n/a	n/a
Sir Simon Robertson .....................................	n/a	9,912	n/a	n/a	n/a

1  For the purposes of our current shareholding guidelines, unvested awards of restricted shares and GPSP awards are included. Under the new guidelines coming into effect in 2014, unvested shares will no longer count towards the expected minimum shareholdings.

2 All share options are unexercised.

3  Includes GPSP awards which are made following an assessment of performance over the relevant period ending on 31 December immediately before the grant date but are subject to a five-year vesting period.

4 All of the Group Managing Directors exceed the expected holdings.

5  Those who were non-executive Directors in 2013 but are not in the list above did not hold any shares as at 31 December 2013, or at the time of their retirement, directly or through any connected persons.

Share options
(Audited)

			Exercisable
	Date of award	Exercise price	from1	until	At 1 Jan 2013	Exercised in year	At 31 Dec 2013

Douglas Flint .................	25 Apr 2007	6.1760	1 Aug 2012	31 Jan 2013	2,650	-	-2
Douglas Flint .................	24 Apr 2012	4.4621	1 Aug 2015	31 Jan 2016	2,016	-	2,016

The HSBC Holdings savings-related share option plans are all-employee share plans under which eligible employees may be granted options to acquire HSBC Holdings ordinary shares. Employees may make contributions of up to £250 (or equivalent) each month over a period of one, three or five years which may be used on the first, third or fifth anniversary of the commencement of the relevant savings contract, at the employee's election, to exercise the options. The plans help align the interests of employees with the creation of shareholder value. The options were awarded for nil consideration and are exercisable at a 20% discount to the average market value of the ordinary shares on the five business days immediately preceding the invitation date. There are no performance criteria conditional upon which the outstanding options are exercisable and there have been no variations to the terms and conditions since the awards were made. The market value per ordinary share at 31 December 2013 was £6.62. The highest and lowest market values per ordinary share during the year were £7.70 and £6.47. Market value is the mid-market price derived from the London Stock Exchange Daily Official List on the relevant date. Under the Securities and Futures Ordinance of Hong Kong, the options are categorised as unlisted physically settled equity derivatives.

1 May be advanced to an earlier date in certain circumstances, e.g. retirement.
2 Option lapsed on 31 January 2013 following the end of the exercise period.

Shareholder context
(Unaudited)

The table below shows the advisory vote to approve the 2012 Directors' Remuneration Report at the Annual General Meeting of HSBC Holdings plc held on 24 May 2013.

	Number of votes cast	For	Against	Withheld

Advisory vote on 2012 Remuneration Report ......................................................................	9,331,516,789	8,304,766,707	1,026,750,082	399,765,100
		(89.0%)	(11.0%)

Implementation of remuneration policy in 2014
(Unaudited)

The table below summarises how each element of pay will be implemented in 2014.

Purpose and link to strategy	Operation and planned changes to policy
Fixed pay
Base salary
Base salary levels for Douglas Flint, Stuart Gulliver and Iain Mackay remain unchanged from their 2013 levels. Following his appointment to executive Director, the base salary for Marc Moses has been set in line with his new role. Base salary levels to apply in 2014 are:
•  Douglas Flint: £1,500,000
•  Stuart Gulliver: £1,250,000
•  Iain Mackay: £700,000
•  Marc Moses: £700,000

Fixed pay allowance1
Executive Directors will receive a fixed pay allowance as follows2:
•  Douglas Flint: Nil
•  Stuart Gulliver: £1,700,000
•  Iain Mackay: £950,000
•  Marc Moses: £950,000
Fixed pay allowances will be paid in shares. The first delivery of shares as part of the fixed pay allowance for 2014, including those in respect of the first and second quarter, will be in the third quarter of 2014. Thereafter, shares will be awarded and delivered on a quarterly basis in arrears.
The shares will vest immediately but the shares (net of shares sold to cover any income tax and social security) will be subject to a retention period. 20% of these shares will be released in March 2015 and the remaining 80% will be released on or after December 2019.

Pension	No changes proposed. Directors will continue to receive a cash allowance of 50% of salary in lieu of pension entitlements. Pension received by Marc Moses will be bought in line with this policy.
Benefits
Benefits	No changes are proposed to the benefits package for 2014.
Variable pay
Annual incentive1
Changes are proposed to the maximum annual incentive opportunity for the 2014 performance year, as part of the rebalancing of fixed pay and variable pay to comply with CRD IV:
•  Maximum variable pay potential is set at 200% of fixed pay. The maximum annual incentive award will be 1/3 of this amount, resulting in a maximum annual incentive of 67% of fixed pay2.
•  The scorecards to apply are as outlined in the below table.
• The operation is unchanged and will be as outlined in the 'Remuneration policy' table on page 382.

GPSP
Changes are proposed to the maximum opportunity for the 2014 performance year, as part of rebalancing of fixed pay and variable pay to comply with CRD IV:
• Maximum variable pay potential is set at 200% of fixed pay. The maximum GPSP award will be 2/3 of this amount, resulting in a maximum GPSP of 133% of fixed pay2.
• The scorecards to apply are as outlined in the below table.
• The Group Chairman would be eligible for a GPSP award.
•  The operation is unchanged and will be as outlined in the 'Remuneration policy' table on page 383.

1 This approach applies to all executive Directors with the exception of the Group Chairman, Douglas Flint, who is not eligible for a fixed pay allowance or annual incentive awards.

2  Award levels for fixed pay allowances and maximum variable pay awards are based on obtaining shareholder approval to increase the maximum variable pay award as a percentage of fixed pay under CRD IV from 100% to 200% at the Annual General Meeting on 23 May 2014. If approval is not obtained the fixed pay allowance for 2014 will increase to £3,488,000 for Stuart Gulliver, £1,950,000 for Iain Mackay, and £1,950,000 for Marc Moses. The maximum variable pay award level will be revised to 100% of fixed pay and the annual incentive and GPSP awards will accordingly be reduced to 1/3 and 2/3 of this amount (i.e. 33% and 67% of fixed pay, respectively). The requested increase in the cap to 200% would give us the ability to minimise the increase in fixed remuneration costs and so help to maintain greater flexibility on total pay.

Annual bonus scorecards

The measures and weightings of the performance measures to apply to the 2014 annual incentive for Stuart Gulliver, Iain Mackay and Marc Moses are given below. Douglas Flint is not included as he will not be eligible for an annual incentive award in the 2014 performance year.

The Committee is of the opinion that the performance targets for the annual incentive are commercially sensitive and that it would be detrimental to the interests of the company to disclose them before the start of the financial year. Subject to commercial sensitivity, the targets will be disclosed after the end of the relevant financial year in that year's remuneration report.

2014 annual incentive scorecards

Stuart Gulliver		Iain Mackay		Marc Moses
Measures	Weighting	Functional measures linked to	Weighting	Functional measures linked to	Weighting

Underlying pre-tax profit ..	17.5%	Grow both business and dividends .......................	15%	Grow both business and dividends .......................	20%
Return on equity ...............	10%	Risk and compliance including Global Standards ......................................	50%	Risk and compliance including Global Standards ......................................	50%
Cost efficiency ..................	17.5%	Streamline processes and procedures .....................	25%	Streamline processes and procedures .....................	20%
Capital ..............................	5%
Dividends ..........................	10%

Financial ...........................	60%	Strategic priorities .............	90%	Strategic priorities .............	90%

Strategy execution ............	20%	People ..............................	10%	People ..............................	10%
Risk and compliance .........	20%

Non-financial ....................	40%	People ..............................	10%	People ..............................	10%

Promoting HSBC Values ....	Over- riding test	Promoting HSBC Values ....	Over- riding test	Promoting HSBC Values ....	Over- riding test

Total ................................	100%	Total ................................	100%	Total ................................	100%

2014 Group GPSP scorecard

Measure	Long-term target range	Weighting

Return on equity .................................................................................	12% - 15% ........................................	15%
Cost efficiency ratio ...........................................................................	Mid 50s, positive jaws1 .......................	15%
Capital strength ..................................................................................	>10% .................................................	15%
Progressive dividend payout ...............................................................	40% - 60% ........................................	15%

Financial ...........................................................................................................................................................		60%

Strategy execution ..............................................................................	Judgement ..........................................	20%
Risk and compliance ...........................................................................	Judgement ..........................................	15%
People ................................................................................................	Judgement ..........................................	5%

Non-financial ....................................................................................................................................................		40%

Total .................................................................................................................................................................		100%

1 Revenue growth less operating expense growth.

GPSP awards for the Group Chairman will be determined by reference to non-financial and qualitative measures including: monitoring and improving HSBC's reputation with all stakeholders, and providing leadership and tone to drive improvement in the Group's compliance, conduct and behaviour with a view to becoming over time one of the most reliably compliant financial institutions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                               Title: Group Company Secretary

                                                                               Date: 25 March 2014